UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

RECRUIT CO., LTD.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-3-6835-8579

Facsimile: 81-3-6834-8835

Attention: Naoki Inoue

With a copy to:

Morgan Lewis and Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

Facsimile: (212) 309-6001

Attention: Bradley K. Edmister

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. RECRUIT CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,385,231 common shares
8. Shared Voting Power 0
9. Sole Dispositive Power 23,385,231 common shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,385,231 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 41.0%
14.	Type of Reporting Person CO

This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item  2(b) is hereby amended and restated as follows:

(b)	The address of the principal office and principal business of the Reporting Person is GranTokyo SOUTH TOWER, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

Schedule 1 referenced in Item  2 is hereby amended and restated as Schedule 1 attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The information in Item  4 of the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2009 is incorporated herein by reference.

On April 18, 2006, the Reporting Person consummated the purchase of 8,452,918 shares of the Company from certain shareholders of the Company for a total consideration of $109,887,934.

On June 22, 2006, the Reporting Person consummated the purchase of 1,042,501 shares of the Company from a shareholder of the Company for total consideration of $16,429,815.76.

On December 20, 2006, the Reporting Person consummated the purchase of 650,088 shares of the Company from a shareholder of the Company, for total consideration of $8,451,144.00.

On April 10, 2007, the Reporting Person consummated the purchase of 1,169,692 shares of the Company from certain shareholders of the Company for a total consideration of $15,205,996.

On April 14, 2008, the Reporting Person consummated the purchase of 1,000,000 shares of the Company from a shareholder of the Company for a total consideration of $13,000,000.

On June 23, 2008, the Reporting Person consummated the purchase of 200,000 shares of the Company from a shareholder of the Company, for a total consideration of $2,600,000.

On September 25, 2008, the Reporting Person consummated the purchase of 9,754,329 shares of the Company from a shareholder of the Company, for a total consideration of $126,806,277.

On June 30, 2009, the Reporting Person consummated the purchase of 1,045,703 shares of the Company from a shareholder of the Company, for a total consideration of $5,228,515.

On March 13, 2012, pursuant to the SPA (as defined in Item 4 below), dated as of March 13, 2012, by and between the Reporting Person and Hiroyuki Honda (“Mr. Honda”), the Reporting Person purchased 60,000 common shares, represented by 30,000 American Depositary Shares (“ADSs”), of the Company from Mr. Honda for a total consideration of JPY 135,413,904 ($1,638,600).

The purchase price for the common shares in each of the above was funded by the Reporting Person from working capital and general corporate funds.

Item 4.	Purpose of Transaction

Item  4 is hereby amended and supplemented as follows:

On March 8, 2012, Mr. Hiroyuki Honda (“Mr. Honda”), a director and executive officer of the Reporting Person and former director of the Company, exercised options to receive 60,000 common shares represented by ADSs of the Company. The options had been granted to Mr. Honda by the Company pursuant to the Company’s 2000 Stock Plan during the period in which he served as a director of the Company. Mr. Honda served as a director of the Company following his nomination by the Reporting Person pursuant to Section 7 of the stock purchase agreement entered into on April 5, 2006. On March 13, 2012, Mr. Honda entered into a Stock Purchase Agreement (the “SPA”) with the Reporting Person pursuant to which the Reporting Person purchased such 60,000 common shares represented by ADSs of the Company from Mr. Honda for a total consideration of JPY 135,413,904 ($1,638,600). The Reporting Person may from time to time seek to purchase common shares of the Company, or options to receive common shares of the Company, that its representatives on the Company’s board or its other directors, officers, employees or representatives may acquire from time to time through incentive or benefit plans of the Company or otherwise.

Item 5.	Interest in Securities of the Issuer

Sub-items (a) and (b) of Item  5 are hereby amended and restated as follows:

(a)	Pursuant to the SPA, the Reporting Person has acquired 60,000 common shares of the Company, and currently owns an aggregate of 23,385,231 common shares of the Company (including shares represented by ADSs, 23,315,231 common shares acquired pursuant to the stock purchase agreement entered into on April 5, 2006 and 10,000 common shares owned prior to execution of the stock purchase agreement), which represents approximately 41.0% of the total common shares of the Company issued and outstanding as of December 31, 2011.

(b)	The Reporting Person possesses sole power to vote and to dispose of 23,385,231 common shares of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description of Document
Exhibit 99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

Exhibit 99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

Exhibit 99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2012

RECRUIT CO., LTD.

By:	/s/ Hitoshi Motohara
Name: Hitoshi Motohara
Title: Senior Managing Executive Officer

Schedule 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of RECRUIT CO., LTD. The business address of each such executive officer and director is c/o RECRUIT CO., LTD., GranTokyo SOUTH TOWER, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan. Each of the executive officers and directors of RECRUIT CO., LTD. listed below is a citizen of Japan.

RECRUIT CO., LTD.

Name	Present Principal Occupation or Employment

Board of Directors

Hitoshi Kashiwaki	President and Representative Board Director

Keiichi Sagawa	Board Director

Koichi Nakamura	Board Director

Hiroyuki Honda	Board Director

Masumi Minegishi	Board Director

Hitoshi Motohara	Board Director

Koichi Shima	Standing Statutory Auditor

Kunihiro Chujo	Statutory Auditor

Naoto Nakamura	Statutory Auditor

Executive Officers

Hitoshi Kashiwaki	President and CEO

Koichi Nakamura	Executive Vice President

Hiroyuki Honda	Senior Managing Executive Officer

Masumi Minegishi	Senior Managing Executive Officer

Hitoshi Motohara	Senior Managing Executive Officer

Hideaki Kito	Senior Managing Executive Officer

Shogo Ikeuchi	Executive Officer

Toshio Oka	Executive Officer

Shigeru Kusahara	Executive Officer

Takashi Kuzuhara	Executive Officer

Keiichi Sagawa	Executive Officer

Atsunori Seguchi	Executive Officer

Suguru Tomizuka	Executive Officer

Tsuguhiro Nakagawa	Executive Officer

Yukiko Nagashima	Executive Officer

Akihito Fujiwara	Executive Officer

Tomoyuki Mizutani	Executive Officer

Mitsuru Murai	Executive Officer

Hidefumi Mori	Executive Officer

Masaki Yanagawa	Executive Officer

Yukio Okubo	Professional Officer

Hiroaki Ogata	Professional Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
Exhibit 99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

Exhibit 99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

Exhibit 99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda